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April 18, 2005



VIA EDGAR


Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0510
Washington, D.C., 20549-0510

RE: Commonwealth Income & Growth Fund IV
    File No. 333-62526

Dear Mr. Decker,

     We have received your comments in reference to our 10-K filing for the fiscal year ended December 31, 2004. Below we have provided our response and any disclosure as requested.



ITEM 7 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources, page 17
----------------------------------------

2. PLEASE DISCLOSE THE AMOUNT YOU EXPECT TO INVEST IN EQUIPMENT IN 2005 AND HOW YOU ANTICIPATE FUNDING THESE INVESTMENTS.

         We anticipate that approximately $3,200,000 will be invested in equipment in 2005. The acquisition of this equipment will be funded by debt financing, and the debt service will be funded from cash flows from lease rental payments. We will make this disclosure in our Form 10-Q filing for the period ended March 31, 2005.

Item 9A. Controls and Procedures, page 21

3. PLEASE DISCLOSE WHETHER THERE HAVE BEEN ANY CHANGES IN YOUR INTERNAL CONTROLS AND PROCEDURES DURING THE MOST RECENTLY COMPLETED QUARTER. SEE
     ITEM 308 OF REGULATION S-K.

         There were no changes in the General Partner's internal controls over financial reporting or in other factors that could materially affect our disclosure controls and procedures during the quarter ended December 31, 2004 or during the quarter ended March 31, 2005, that have materially affected or are reasonably like to materially affect the General Partner's internal controls over financial reporting. We will provide this disclosure in our Form 10-Q filing for the period ended March 31, 2005.

     Item 15 - Exhibits, Financial Statement Schedules and Reports on Form 10-K

4. PLEASE DISCLOSE THE BEGINNING AND ENDING BALANCES, AS WELL AS CHARGES TO AND DEDUCTIONS FROM YOUR VALUATION ACCOUNTS. SEE RULES 5-04 AND 12-09 OF REGULATION S-X.

         We had no beginning or ending valuation accounts. Please see our response to comment no. 7 below.


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FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies
----------------------------------------------------

Revenue Recognition, page 12
----------------------------

5. PLEASE DISCLOSE HOW YOU ACCOUNT FOR (A) STEP RENT PROVISIONS AND ESCALATION CLAUSES AND (B) CAPITAL IMPROVEMENT FUNDING AND OTHER LEASE CONCESSIONS, WHICH MAY BE PRESENT IN YOUR LEASES. PARAGRAPH 19.B. OF SFAS 13 DISCUSSES HOW RENT SHOULD BE REPORTED AS INCOME OVER THE LEASE TERM AS IT BECOMES RECEIVABLE. HOWEVER, IF THE RENTALS VARY FROM STRAIGHT-LINE BASIS, THE INCOME SHALL BE RECOGNIZED ON A STRAIGHT-LINE BASIS UNLESS ANOTHER BASIS IS MORE REPRESENTATIVE OF THE TIME PATTERN IN WHICH THE BENEFIT FROM THE LEASED PROPERTY IS DIMINISHED. IN ADDITION, PARAGRAPH 5.N. OF SFAS 13, AS AMENDED BY SFAS 29, DISCUSSES HOW LEASE REVENUES THAT DEPEND ON AN EXISTING INDEX OR RATE, SUCH AS THE CONSUMER PRICE INDEX OR THE PRIME INTEREST RATE, SHOULD ALSO BE INCLUDED IN YOUR MINIMUM LEASE REVENUES. IF, AS WE ASSUME, THEY ARE TAKEN INTO ACCOUNT IN COMPUTING YOUR MINIMUM LEASE REVENUES, THE NOTE SHOULD SO STATE. IF OUR ASSUMPTION IS INCORRECT, PLEASE TELL US HOW YOUR ACCOUNTING COMPLIES WITH SFAS 13 AND FTB 88-1.

         There are no step rent provisions or escalation clauses in our leases. In addition, no capital improvement funding or lease concessions are present. The terms of our rental agreements provide for rents which are based on the straight-line method, and we recognize income on the straight line basis.

Long-Lived Assets, page 13
--------------------------

6. PLEASE DISCLOSE THE FACTS AND CIRCUMSTANCES THAT LED TO THE IMPAIRMENT OF CERTAIN ASSETS, AS WELL AS A DESCRIPTION OF THE IMPAIRED ASSETS. SEE PARAGRAPH 26.A. OF SFAS 144.

         All of our long-lived assets are computer equipment. As leased assets approach the end of original lease terms, we evaluate these assets for impairment. We calculate impairment based on estimated future cash flows from rentals and sales of the computer equipment. Due to the nature of computer equipment, the expected residual values of certain of the equipment decreased due to market fluctuations.

Accounts Receivable, page 14
----------------------------

7. PLEASE DISCLOSE THE AMOUNT OF YOUR ALLOWANCE FOR DOUBTFUL ACCOUNTS FOR EACH OF THE TWO YEARS ENDED DECEMBER 31, 2004. SEE RULE 5-02(4) OR REGULATION S-X.

         The Partnership determined that no allowance was necessary at December 31, 2004 and 2003. We believed that this was implicit in our financial statements by disclosing no amounts. In future filings, we will disclose that our allowance for doubtful accounts is zero in such circumstances.

Note 3 - Computer Equipment, page 15


8. PLEASE DISCLOSE THAT YOU PAY REMARKETING FEES TO THE LEASING COMPANIES FROM WHICH YOU PURCHASE LEASES. PLEASE DISCLOSE THE AMOUNTS YOU HAVE PAID IN THE LAST THREE YEARS AND THE RELATED ACCOUNTING TREATMENT. PLEASE ALSO DISCLOSE THE TYPES OF OTHER LEASE ACQUISITION COSTS YOU INCUR AND YOUR RELATED ACCOUNTING TREATMENT FOR THEM AS WELL.

         Remarketing fees are paid to the leasing companies from which the Partnership purchases leases. These are fees that are earned by the leasing companies when the initial terms of the lease have been met. The General Partner believes that this strategy adds value since it entices the leasing company to "stay with the lease" for potential extensions, remarketing or sale of equipment. This strategy potentially minimizes any conflicts the leasing company may have with a potential new lease and will potentially assist in maximizing overall portfolio performance. The remarketing fee is tied into lease performance thresholds and is factored in the negotiation of the fee. Remarketing fees incurred in connection with lease extensions are accounted for as operating costs. Remarketing fees incurred in connection with the sale of computer equipment are included in our gain or loss calculations. For the years ended December 31, 2004, 2003 and 2002, respectively, remarketing fees were paid in the amounts of $3,300, $100, and $0, respectively. We will disclose the amounts incurred for remarketing fees in our future filings.

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     In connection with these comments, the company acknowledges that we are responsible for the adequacy and accuracy of the disclosures in our filings. We acknowledge that the staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and we may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.


/s/ KIMBERLY A. SPRINGSTEEN
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Kimberly A. Springsteen
Executive Vice President Chief Operating
Officer and Secretary